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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of May 2003
                           --------

                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---
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                   Rumor on Merger of Kookmin Credit Card Co.

On May 29, 2003, the Korea Stock Exchange requested Kookmin Bank to confirm the rumor on merger between Kookmin Bank and Kookmin Credit Card, one of Kookmin Bank's major subsidiaries.

On this request, Kookmin Bank officially announced as follows:

The board of Kookmin Bank is required to approve the contemplated merger between Kookmin Bank and Kookmin Credit Card.

We are in the process of obtaining that board approval.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Kookmin Bank
                                       -----------------------------------------
                                       (Registrant)

         Date: May 29, 2003            By: /s/ Jong-Kyoo Yoon
                                       -----------------------------------------
                                       (Signature)

                                       Name:   Jong-Kyoo Yoon
                                       Title:  Executive Vice President &
                                               Chief Financial Officer

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